September 9,
2025

Hadley Marshall
Chief Financial Officer
Brookfield Asset Management Ltd.
Brookfield Place 250 Vesey Street, 15th Floor
New York, NY 10281-0221

       Re: Brookfield Asset Management Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 10-Q for Fiscal Quater Ended June 30, 2025
           File No. 001-41563
Dear Hadley Marshall:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2025
Preferred Shares Redeemable Non-Controlling Interest, page 15

1. We note your disclosure that special tracking preferred shares of certain subsidiaries of the Company provide BN with a redemption right to receive a preferred amount equal to the fair value of carried interest entitlement. Please tell us in detail and revise future filings to clarify how the carried interest entitlement is determined. For example, clarify if it is based on the carried interest assuming the contract was terminated at the reporting date or some other measurement method.
2. We note your disclosure of the various redemption terms of the preferred shares of your subsidiaries and that many of the shares are remeasured every period to the fair value of the carried interest entitlement. Please tell us in detail and revise future filings to clarify when distributions are made. For example, clarify if distributions are only to be made upon redemption.
3. For the first and third series of Tracking Shares, please tell us and revise future filings to clarify if the rights to the respective economic interests are terminated if the shares
 September 9, 2025
Page 2

       are redeemed upon the tenth anniversary of issuance. Also clarify why BN would choose or not choose to redeem the shares at this date and what happens if BN does not redeem the shares.
4. We note disclosure on page 56 that appears to indicate that the investment in BSREP
       III is fully attributable to BN through their preferred shares redeemable noncontrolling interest. Please tell us and revise future filings to clearly disclose whether the financial activity related to BSREP III is attributed to BN and if so, disclose all relevant terms.
5.     We note your disclosure that:

             the second series of Tracking Shares issued by BMHL, a subsidiary of the
           Company, provides BN with an economic interest equal to effectively a 33.3%
           share of carried interests on open-ended funds,
             you do not remeasure the non-controlling interest at each reporting period, and it appears that the carrying value of this non-controlling interest was $0 at June
           30, 2025 as disclosed on page 35.

       Please tell us in detail if you recognized any carried interest income on open-ended funds during 2024 or 2025. If so, please tell us whether you attributed 33.3% of this income to non-controlling interests as a reduction to net income attributable to common stockholders. If material amounts of income were recognized but were not attributed, please revise disclosure in future filings to quantify the amount and ensure investors understand the timing and related facts and circumstances which would result in the shares being redeemed and the income being distributed to BN.
6. We note your disclosure that BUSHI's class B senior preferred shares are redeemable upon the tenth anniversary of issuance and that they are currently redeemable. Please tell us and revise future filings to clarify when the shares were issued and/or why they are currently redeemable.
7. We note your disclosure that BUSHI's class B and class A preferred shares are currently redeemable. Please tell us and revise future filings to clarify the holders redemption terms and also to clarify why these shares are currently redeemable.
Non-Controlling Interest, page 16

8. We note your disclosure that your subsidiaries have various outstanding classes of equity interests held by BN, which have rights to priority distributions, and further note that approximately 9% of net income was attributed to these interests for the six months ended June 30, 2025. Please tell us in detail and revise future filings to more clearly describe the priority distribution terms of each class of equity interest that results in a material amount of net income being attributed to non-controlling interests.
Revenue Recognition - Incentive fees, page 16

9.     We note your disclosure on pages 50 and 51 that incentive management fees are
       presented in    Revenues-Incentive Fees    and in    Other Revenues
in the condensed
       consolidated statements of operations. Please revise future filings to discuss which
 September 9, 2025
Page 3

       incentive fees are presented in each line item.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

10. We note from page 8 that, for the six months ended June 30, 2025 you did not recognize any realized carried interest income, but you recognized realized carried interest compensation. Please tell us in detail and revise future filings, as needed, to clarify your accounting policies that results in this apparent timing difference to ensure an investor can understand the relationship, if any between these line items.
11. We also note from page 8 that for the six months ended June 30, 2025 you recognized unrealized carried interest losses and also recognized unrealized carried interest compensation expense. Please tell us in detail and revise future filings as needed to discuss the reasons you recognized compensation expense even though you also recognized carried interest losses, to ensure an investor can understand the variability and relationship, if any, between these line items.
12. We note your disclosure on pages 51 and 52 that (1) BAM recognizes various income
       (e.g., carried interest on mature and new funds) and associated expenses (e.g., carried interest allocation and taxes) on a gross basis and (2) the related net income or loss is attributable to BN via various equity classes of your subsidiaries. We also note your disclosure on page 17 that certain performance-based compensation costs are recovered from BN and presented in Other Revenues. Considering that it appears material amounts in multiple income statement line-items are recognized but ultimately passed on to BN through non-controlling interests, please consider quantifying in a tabular format, the amounts in each income statement line-items that are passed on to BN to allow a common stock investor to better understand the financial results and trends that will ultimately accrue to them. Fee-Bearing Capital, page 60

13. We note your disclosure related to leverage. If you include debt in your calculation of fee-bearing capital, please tell us and revise future filings to more clearly disclose the amount included and clarify if you earn fees on this amount. If you do not earn fees, please explain why you include it.
General

14. We note your disclosure on page 24 that you owned an approximate 74% economic interest in Oaktree and on page 15 that you account for your investment using the equity method. Please tell us in detail how you considered whether you have a controlling financial interest in Oaktree and whether you should consolidate Oaktree.
       Please cite any relevant guidance you considered in your determination. September 9, 2025
Page 4



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Kathy Sarpash